December 23, 2025

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Elevation Series Trust

Form AW - Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Elevation Series Trust (the “Trust”) respectfully requests the withdrawal of Post- Effective Amendment 87 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (File Nos. 333-265972; 811-23812) filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2025, SEC Accession No. 0001999371-25-019184. The Amendment was filed solely to delay the effectiveness of Post-Effective Amendment No. 81 to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the 1933 Act to register shares of the TrueShares S&P Hedged Structured Income High ETF and TrueShares S&P Hedged Structured Income Moderate ETF (the “Funds”) for sale to the public. The Trust is requesting this withdraw of the Amendment because the incorrect effective date was listed in the Amendment. No securities have been sold pursuant to the Amendment or Post-Effective Amendment No. 81. The Trust intends to promptly submit a post-effective amendment pursuant to Rule 485(b) to complete the registration of shares of the Funds.

It is the Trust's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Trust receives notice from the SEC that this application will not be granted.

If you have any questions concerning the foregoing, please contact JoAnn Strasser of Thompson Hine LLP at 614-469-3265 or myself at 316-633-2750.

Sincerely,

/s/ Nicholas Adams

Nicholas Adams, Secretary
Enclosures